U.S. SECURITIES AND EXCHANGE COMMISSION
                   WASHINGTON, D.C.   20549

                  NOTICE OF EXEMPT SOLICITATION

1.  Name of the Registrant:
    WAL-MART STORES, INC.

2.  Name of person relying on exemption:
    AMALGAMATED BANK LONGVIEW COLLECTIVE INVESTMENT FUND

3.  Address of person relying on exemption:
    11-15 Union Square West, New York, NY 10003

4. Written materials. Attach written materials required to be submitted pursuant to Rule 14a-6(g)(1) [sec. 240.14a-6(g)(1)]

[LOGO]
AMALGAMATED BANK
     America's Labor Bank


WAL-MART
CUSIP: 931142BT9
ITEM # 10: INDEPENDENT BOARD

INSIST ON AN INDEPENDENT WAL-MART BOARD

We urge the board to be composed of two-thirds of independent directors.

For any company, an independent board is important. Since 39% of Wal-Mart's stock is controlled by the five Walton heirs, we believe that such a structure is even more important for Wal-Mart shareholders as a whole.

Our proposal calls for two-thirds of the Wal-Mart board to be independent, using criteria developed by the Council of Institutional Investors, a respected investor group. [http://www.cii.org/policies/boardofdirectors.htm] Half of
Wal-Mart's current board fails that standard because of related party transactions and/or their positions as company executives.

In 2003, 23% of shareholders supported our proposal. Excluding the Walton shares, that's more than 38% of the independent shareholders.

RECENT EVENTS CALL FOR A MORE INDEPENDENT BOARD:

* Board member Thomas M. Couglin was reportedly forced "to resign from its board following an investigation into fraudulent expense accounts and invoices and misuse of company-owned gift cards." (WSJ March 28, p. A3)
* A federal court ruled that a gender-discrimination lawsuit against the company could proceed as a class action encompassing possibly 1.6 million women. The company is appealing. (WSJ March 28, p. A3)
* In March, Wal-Mart paid a fine to settle federal allegations that underage workers were allowed to operate dangerous machinery. (WSJ March 28, p. A3)

* Earlier, Wal-Mart paid $11 million to settle a federal investigation regarding its use of undocumented workers in floor-cleaning crews. (WSJ March 28, p. A3)

WHO IS - AND IS NOT -- INDEPENDENT?

LEE SCOTT is CEO.
DAVID D. GLASS is former CEO. His son owns Springdale Card & Comic Wholesale, Inc, which Wal-Mart paid
$3,802,343 in fiscal year 2005.
JOHN WALTON is a family member
S. ROBSON WALTON is an executive officer and family member. His son-in-law is a company "associate."
JAMES BEYER owns more than 10% of Groove Networks, which Wal-Mart paid $278,003 in 2005 for computer software and services.
CHRISTOPHER WILLIAMS' firm received $103,000 during fiscal year 2005 from Wal-Mart. Wal-Mart declared that it will no longer engage his firm during the tenure of his directorship.
ROLAND A. HERNANDEZ owns more than 10% of Inter-Con Security Systems, which Wal-Mart paid $731,006 in fiscal year 2005.

15 Union Square West, New York, N.Y.   10003  (212) 255-6200

INSIST ON AN INDEPENDENT WAL-MART BOARD

IN SUM: 7 OF THE 14 DIRECTORS ARE NOT INDEPENDENT, ACCORDING
TO COUNCIL OF INSTITUTIONAL INVESTOR STANDARDS.

Wal-Mart considers 10 of its 14 directors independent. The board recites the NYSE standard that allows the board to determine that relationships such as payments that must be disclosed as "related-party transactions" will "not be considered to be material relationships that impair a director's independence."

The standard that we propose, modeled after criteria developed by the Council of Institutional Investors, is more objective and, we believe, will bring a higher level of independence to the Wal-Mart board.

VOTE FOR ITEM #10

FOR QUESTIONS, CONTACT:
Bartlett Naylor, 703.786.7286, bartnaylor@aol.com